Morgan Stanley Finance LLC	Free Writing Prospectus relating to Preliminary Terms No. 1,402 Registration Statement Nos. 333-221595; 333-221595-01 Dated January 8, 2019 Filed pursuant to Rule 433

Structured Investments

Contingent Income Auto-Callable Securities due February 4, 2021, with 6-month Initial Non-call Period

All Payments on the Securities Based on the Worst Performing of the S&P 500® Index and the NASDAQ-100 Index®

This document provides a summary of the terms of the securities offered by Morgan Stanley Finance LLC.  Investors should review carefully the accompanying preliminary terms, product supplement, index supplement and prospectus prior to making an investment decision.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Underlying indices:	S&P 500® Index (the “SPX Index”) and NASDAQ-100 Index® (the “NDX Index”). For more information about the underlying indices, see the accompanying preliminary terms.
Aggregate principal amount:	$1,000 per security
Pricing date:	January 31, 2019
Original issue date:	February 5, 2019 (3 business days after the pricing date)
Maturity date:	February 4, 2021
Early redemption:

The securities are not subject to automatic early redemption until six months after the original issue date. Following this six-month initial non-call period, if, on any redemption determination date, beginning on July 31, 2019, the index closing value of each underlying index is greater than or equal to its respective initial index value, the securities will be automatically redeemed for an early redemption payment on the related early redemption date. No further payments will be made on the securities once they have been redeemed.

The securities will not be redeemed early on any early redemption date if the index closing value of either underlying index is below the respective initial index value for such underlying index on the related redemption determination date.

Early redemption payment:	The early redemption payment will be an amount equal to the stated principal amount for each security you hold plus the contingent quarterly coupon with respect to the related observation date.
Contingent quarterly coupon:

A contingent coupon at an annual rate of 10.00% to 12.00% (corresponding to approximately $25.00 to $30.00 per quarter per security, to be determined on the pricing date) will be paid on the securities on each coupon payment date but only if the index closing value of each underlying index is at or above its respective coupon barrier level on the related observation date.

If, on any observation date, the index closing value of either underlying index is less than the respective coupon barrier level for such underlying index, we will pay no coupon for the applicable quarterly period. It is possible that one or both underlying indices will remain below their respective coupon barrier levels for extended periods of time or even throughout the entire 2-year term of the securities so that you will receive few or no contingent quarterly coupons.

Payment at maturity:

If the final index value of each underlying index is greater than or equal to its respective downside threshold level: the stated principal amount and the contingent quarterly coupon with respect to the final observation date

If the final index value of either underlying index is less than its respective downside threshold level: (i) the stated principal amount multiplied by (ii) the index performance factor of the worst performing underlying index.  Under these circumstances, the payment at maturity will be less than 65% of the stated principal amount of the securities and could be zero.

Agent:	Morgan Stanley & Co. LLC, an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms. The agent commissions will be as set forth in the final pricing supplement.
Estimated value on the pricing date:	Approximately $987.50 per security, or within $15.00 of that estimate. See “Investment Summary” in the accompanying preliminary terms.
Terms continued on the following page

Overview

The securities offered are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The securities have the terms described in the accompanying preliminary terms, product supplement, index supplement and prospectus.  The securities do not guarantee the repayment of principal and do not provide for the regular payment of interest.  Instead, the securities will pay a contingent quarterly coupon but only if the index closing value of each of the S&P 500® Index and the NASDAQ-100 Index® is at or above its coupon barrier level of 65% of its respective initial index value on the related observation date.  If, however, the index closing value of either underlying index is less than its coupon barrier level on any observation date, we will pay no interest for the related quarterly period.  In addition, the securities will be automatically redeemed if the index closing value of each underlying index is greater than or equal to its respective initial index value on any quarterly redemption determination date (beginning approximately six months after the original issue date) for the early redemption payment equal to the sum of the stated principal amount plus the related contingent quarterly coupon.  At maturity, if the securities have not previously been redeemed and the final index value of each underlying index is greater than or equal to its downside threshold level of 65% of the respective initial index value, the payment at maturity will be the stated principal amount and the related contingent quarterly coupon.  If, however, the final index value of either underlying index is less than its downside threshold level, investors will be fully exposed to the decline in the worst performing underlying index on a 1-to-1 basis and will receive a payment at maturity that is less than 65% of the stated principal amount of the securities and could be zero.  Accordingly, investors in the securities must be willing to accept the risk of losing their entire initial investment and also the risk of not receiving any contingent quarterly coupons throughout the 2-year term of the securities.  Because all payments on the securities are based on the worst performing of the underlying indices, a decline beyond the respective coupon barrier level or respective downside threshold level, as applicable, of either underlying index will result in few or no contingent coupon payments or a significant loss of your investment, even if the other underlying index has appreciated or has not declined as much.  The securities are for investors who are willing to risk their principal and seek an opportunity to earn interest at a potentially above-market rate in exchange for the risk of receiving no quarterly coupons over the entire 2-year term.  Investors will not participate in any appreciation of either underlying index.  The securities are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk.  If we default on our obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Investing in the securities involves risks.  See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary terms.

You should read this document together with the accompanying preliminary terms, product supplement, index supplement and prospectus describing the offering before you decide to invest.  You may access the preliminary terms through the below link:

https://www.sec.gov/Archives/edgar/data/895421/000095010319000185/
dp100512_fwp-ps1402.htm

Terms continued from previous page:

Redemption determination dates:	Quarterly, beginning July 31, 2019, as set forth under “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” in the accompanying preliminary terms, subject to postponement for non-index business days and certain market disruption events.
Early redemption dates:	Quarterly, beginning on August 5, 2019. See “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” in the accompanying preliminary terms. If any such day is not a business day, that early redemption payment will be made on the next succeeding business day and no adjustment will be made to any early redemption payment made on that succeeding business day.
Coupon barrier level:	With respect to the SPX Index: 65% of its initial index value With respect to the NDX Index: 65% of its initial index value
Downside threshold level:	With respect to the SPX Index: 65% of its initial index value With respect to the NDX Index: 65% of its initial index value
Initial index value:	With respect to the SPX Index: its index closing value on the pricing date With respect to the NDX Index: its index closing value on the pricing date
Final index value:	With respect to each index, the respective index closing value on the final observation date
Worst performing underlying:	The underlying index with the larger percentage decrease from the respective initial index value to the respective final index value
Index performance factor:	Final index value divided by the initial index value
Coupon payment dates:	Quarterly, as set forth under “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” in the accompanying preliminary terms; provided that if any such day is not a business day, that coupon payment will be made on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day. The contingent quarterly coupon, if any, with respect to the final observation date will be paid on the maturity date
Observation dates:	Quarterly, as set forth under “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” in the accompanying preliminary terms, subject to postponement for non-index business days and certain market disruption events. We also refer to February 1, 2021 as the final observation date.
CUSIP / ISIN:	61768DWW1 / US61768DWW19
Listing:	The securities will not be listed on any securities exchange.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms.  Please review those risk factors carefully prior to making an investment decision.

•	The securities do not guarantee the return of any principal.

•	The securities do not provide for the regular payment of interest.

•	You are exposed to the price risk of both underlying indices, with respect to both the contingent quarterly coupons, if any, and the payment at maturity, if any.

•	Because the securities are linked to the performance of the worst performing underlying index, you are exposed to greater risks of receiving no contingent quarterly coupons and sustaining a significant loss on your investment than if the securities were linked to just one index.

•	The contingent quarterly coupon, if any, is based on the value of each underlying index on only the related quarterly observation date at the end of the related interest period.

•	Investors will not participate in either appreciation in any underlying index.

•	The market price will be influenced by many unpredictable factors.

•	The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	Not equivalent to investing in the underlying indices.

•	Reinvestment risk.

•	The securities will not be listed on any securities exchange and secondary trading may be limited. Accordingly, you should be willing to hold your securities for the entire 3-year term of the securities.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

•	The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	Hedging and trading activity by our affiliates could potentially affect the value of the securities.

•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

•	Adjustments to the underlying indices could adversely affect the value of the securities.

•	The U.S. federal income tax consequences of an investment in the securities are uncertain.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Securities– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Hypothetical Examples

The following hypothetical examples illustrate how to determine whether a contingent quarterly coupon is paid with respect to an observation date and how to calculate the payment at maturity if the securities have not been automatically redeemed early.  The following examples are for illustrative purposes only.  Whether you receive a contingent quarterly coupon will be determined by reference to the index closing value of each underlying index on each quarterly observation date, and the amount you will receive at maturity, if any, will be determined by reference to the final index value of each underlying index on the final observation date.  The actual initial index value, coupon barrier level and downside threshold level for each underlying index will be determined on the pricing date.  All payments on the securities, if any, are subject to our credit risk. The numbers in the hypothetical examples below may have been rounded for the ease of analysis.  The below examples are based on the following terms:

Hypothetical Contingent Quarterly Coupon:	11.00% per annum (corresponding to approximately $27.50 per month per security, the midpoint of the range set forth on the cover of this document)*
Stated Principal Amount:	$1,000
Hypothetical Initial Index Value:	With respect to the SPX Index: 2,500 With respect to the NDX Index: 6,700
Hypothetical Coupon Barrier Level:

With respect to the SPX Index: 1,625, which is 65% of the hypothetical initial index value for such index

With respect to the NDX Index: 4,355, which is 65% of the hypothetical initial index value for such index

Hypothetical Downside Threshold Level:

With respect to the SPX Index: 1,625, which is 65% of the hypothetical initial index value for such index

With respect to the NDX Index: 4,355, which is 65% of the hypothetical initial index value for such index

* The actual contingent quarterly coupon will be an amount determined by the calculation agent based on the actual contingent quarterly coupon rate and the number of days in the applicable payment period, calculated on a 30/360 basis.  The hypothetical contingent quarterly coupon of $27.50 is used in these examples for ease of analysis.

How to determine whether a contingent quarterly coupon is payable with respect to an observation date:

	Index Closing Value		Contingent Quarterly Coupon
	SPX Index	NDX Index
Hypothetical Observation Date 1	1,700 (at or above coupon barrier level)	5,000 (at or above coupon barrier level)	$27.50
Hypothetical Observation Date 2	1,500 (below coupon barrier level)	5,100 (at or above coupon barrier level)	$0
Hypothetical Observation Date 3	1,800 (at or above coupon barrier level)	4,200 (below coupon barrier level)	$0
Hypothetical Observation Date 4	1,500 (below coupon barrier level)	4,000 (below coupon barrier level)	$0

On hypothetical observation date 1, both the SPX Index and NDX Index close at or above their respective coupon barrier levels. Therefore a contingent quarterly coupon of $27.50 is paid on the relevant coupon payment date.

On each of the hypothetical observation dates 2 and 3, one underlying index closes at or above its coupon barrier level, but the other underlying index closes below its coupon barrier level. Therefore, no contingent quarterly coupon is paid on the relevant coupon payment date.

On hypothetical observation date 4, each underlying index closes below its respective coupon barrier level, and, accordingly, no contingent quarterly coupon is paid on the relevant coupon payment date.

You will not receive a contingent quarterly coupon on any coupon payment date if the index closing value of either underlying index is below its respective coupon barrier level on the related observation date.

How to calculate the payment at maturity (if the securities have not been automatically redeemed):

	Final Index Value		Payment at Maturity
	SPX Index	NDX Index
Example 1:	2,600 (at or above the downside threshold level)	6,800 (at or above the downside threshold level)	$1,027.50 (the stated principal amount plus the contingent quarterly coupon with respect to the final observation date)
Example 2:	1,250 (below the downside threshold level)	5,000 (at or above the downside threshold level)	$1,000 x index performance factor of the worst performing underlying index = $1,000 x (1,250 / 2,500) = $500
Example 3:	1,700 (at or above the downside threshold level)	2,680 (below the downside threshold level)	$1,000 x (2,680 / 6,700) = $400
Example 4:	1,250 (below the downside threshold level)	2,680 (below the downside threshold level)	$1,000 x (2,680 / 6,700) = $400
Example 5:	875 (below the downside threshold level)	2,680 (below the downside threshold level)	$1,000 x (875 / 2,500) = $350

In example 1, the final index values of both the SPX Index and NDX Index are at or above their respective downside threshold levels. Therefore, investors receive at maturity the stated principal amount of the securities and the contingent quarterly coupon with respect to the final observation date. However, investors do not participate in any appreciation of either underlying index.

In examples 2 and 3, the final index value of one underlying index is at or above its downside threshold level, but the final index value of the other underlying index is below its downside threshold level. Therefore, investors are exposed to the downside performance of the worst performing underlying index at maturity and receive at maturity an amount equal to the stated principal amount times the index performance factor of the worst performing underlying index.

Similarly, in examples 4 and 5, the final index value of each underlying index is below its respective downside threshold level, and investors receive at maturity an amount equal to the stated principal amount times the index performance factor of the worst performing underlying index.  In example 4, the SPX Index has declined 50% from its initial index value to its final index value, while the NDX Index has declined 60% from its initial index value to its final index value. Therefore, the payment at maturity equals the stated principal amount times the index performance factor of the NDX Index, which is the worst performing underlying index in this example.  In example 5, the SPX Index has declined 65% from its initial index value to its final index value, while the NDX Index has declined 60% from its initial index value. Therefore, the payment at maturity equals the stated principal amount times the index performance factor of the SPX Index, which is the worst performing underlying index in this example.

If the final index value of EITHER underlying index is below its respective downside threshold level, you will be exposed to the downside performance of the worst performing underlying index at maturity, and your payment at maturity will be less than $650 per security and could be zero.

S&P 500® Index Historical Performance

The following graph sets forth the daily index closing values of the S&P 500® Index for each quarter in the period from January 1, 2013 through December 28, 2018. You should not take the historical values of the S&P 500® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the S&P 500® Index on the valuation date.

S&P 500® Index Daily Index Closing Values January 1, 2013 to December 28, 2018

NASDAQ-100 Index® Historical Performance

The following graph sets forth the daily index closing values of the NASDAQ-100 Index® for each quarter in the period from January 1, 2013 through December 28, 2018. You should not take the historical values of the NASDAQ-100 Index® as an indication of its future performance, and no assurance can be given as to the index closing value of the NASDAQ-100 Index® on the valuation date.

NASDAQ-100 Index® Index Daily Index Closing Values January 1, 2013 to December 28, 2018